UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K

(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543
________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRUEBLUE, INC. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TrueBlue, Inc.
1015 A Street
Tacoma, Washington 98402

TrueBlue, Inc. 401(k) Plan

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Report of Independent Registered Public Accounting Firm

Benefit Plans Administration Committee
TrueBlue, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of TrueBlue, Inc. 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clifton Larson Allen LLP
Clifton Larson Allen LLP
Spokane, Washington June 23, 2015

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TrueBlue, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
ASSETS
Investments, at fair value:
Collective trust	$2,517,838	$2,332,332
Mutual funds	37,588,788	29,665,308
Employer common stock	2,060,598	2,330,851
Total investments	42,167,224	34,328,491
Receivables:
Participant contributions	2,537	133,211
Employer contributions	722,628	620,962
Notes receivable from participants	1,412,000	1,046,469
Total receivables	2,137,165	1,800,642
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	44,304,389	36,129,133
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,476)	(14,117)
NET ASSETS AVAILABLE FOR BENEFITS	$44,277,913	$36,115,016
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
ADDITIONS:
Investment income:
Dividends	$556,294	$396,162
Net appreciation in fair value of investments	1,470,055	5,806,217
Total investment income	2,026,349	6,202,379
Interest income on notes receivable from participants	48,358	38,182
Contributions:
Participant	3,309,582	2,424,317
Employer	1,752,581	1,901,460
Rollovers	745,281	752,486
Total contributions	5,807,444	5,078,263
Total additions	7,882,151	11,318,824
DEDUCTIONS:
Benefits paid to participants	(5,124,937)	(2,994,048)
Administrative expenses	(340,231)	(256,735)
Total deductions	(5,465,168)	(3,250,783)
NET INCREASE PRIOR TO TRANSFERS	2,416,983	8,068,041
TRANSFER OF ASSETS FROM OTHER PLANS	5,745,914	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,115,016	28,046,975
End of year	$44,277,913	$36,115,016
See accompanying notes to financial statements.

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TrueBlue, Inc. 401(k) Plan
Notes to Financial Statements
Note 1 - Description of the Plan
The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan, which was restated effective January 1, 2014, is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company are defined under Article II of the TrueBlue, Inc. 401(k) Plan document and must be 21 years of age or older and depending on the type of employee, will have completed six months to one year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).
Contributions and Participant Investment Options
Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $17,500 for 2014 and 2013. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
The Company provides a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions were contributed in cash for the respective year end for 2014 and 2013 matching contributions. The Company has the discretion to require that participants be employed on the last day of the Plan year in order to receive the matching allocation.
In addition, effective January 1, 2012, employees who perform services subject to participating prevailing wage contracts are eligible to participate in the Plan for purposes of receiving prevailing wage contributions upon completion of one hour of service, but not for purposes of making or receiving other contributions.
All participants may direct the investment of their contributions, along with any employer matching contributions, into various investment options offered by the Plan which include a variety of mutual funds, a collective trust, and Company common stock.
Participant Accounts
Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
All participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death, disability or normal retirement age. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their non-vested portion of employer matching contributions.
All employer contributions to participants working under participating prevailing wage contracts are 100% vested at the time of contribution.
Notes Receivable from Participants
A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. The note is secured by the balance in the participant’s account and is repaid through payroll deductions over periods

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ranging up to 60 months, unless the note is used to acquire a principal residence, in which case the note may be issued for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the note. Interest rates on outstanding notes ranged from 4.25% to 5.25% for 2014 and 4.25% to 6.00% for 2013.
Payment of Benefits and Withdrawals
Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.
A participant may make a hardship withdrawal to satisfy certain immediate and heavy financial needs provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.
A participant who has attained the age of 59 1/2 may withdraw all or a portion of his or her vested account balance.
Plan Administration
The Plan is administered by a Benefit Plans Administration Committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.
Forfeited Accounts
Forfeited non-vested accounts are used to reduce future employer discretionary matching contributions or employer administrative expenses. Unallocated forfeitures as of December 31, 2014 and 2013 totaled $5,167 and $309, respectively. In 2014 and 2013, $11,146 and $2,484, respectively, of unallocated forfeitures were used to reduce employer matching contributions. In 2014 and 2013, $17,649 and $11,134, respectively, of forfeitures were used to pay for administrative expenses.
Note 2 - Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information from the investment advisor, custodian and insurance company. See Note 3 for discussion of fair value measurements.

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Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Administrative Expenses
The Plan’s expenses are paid either by the Plan or the Company, as provided by the Plan document. Expenses paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investment presented in the accompanying statements of changes in net assets available for benefits.
Subsequent Events

We evaluated other events and transactions occurring after the balance sheet date through the date that the financial statements were issued. Effective April 1, 2015, one other plan sponsored by TrueBlue, Inc. was merged into the Plan. The merger resulted in transfer of assets into the Plan in the amount of $7.6 million. We noted no other events that were subject to recognition or disclosure.
Note 3 - Fair Value of Investments
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We apply a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Inputs are valued using quoted market prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include mutual funds and TrueBlue, Inc. common stock.

•
Level 2: Inputs are valued based upon quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Our Level 2 assets primarily consist of the collective trust. We obtain our inputs from quoted market prices and independent pricing vendors.

•
Level 3: Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. We currently have no Level 3 assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2014 and 2013. There are inherent limitations when estimating the fair value of financial instruments and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

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Mutual funds and TrueBlue, Inc. common stock are reported at fair value based on the quoted market price available on the active markets in which they trade. The collective trust is valued at the net asset value of units held by the Plan, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,517,838	$—	$2,517,838
Mutual funds:
Balanced/Asset Allocation	16,723,413	—	—	16,723,413
Fixed Income	1,806,110	—	—	1,806,110
International Equity	2,555,864	—	—	2,555,864
Large U.S. Equity	9,357,385	—	—	9,357,385
Small/Mid U.S. Equity	7,146,016	—	—	7,146,016
Employer common stock	2,060,598	—	—	2,060,598
Total investments, at fair value	$39,649,386	$2,517,838	$—	$42,167,224

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Collective trust	$—	$2,332,332	$—	$2,332,332
Mutual funds:
Balanced/Asset Allocation	12,450,010	—	—	12,450,010
Fixed Income	1,557,559	—	—	1,557,559
International Equity	2,355,273	—	—	2,355,273
Large U.S. Equity	7,398,717	—	—	7,398,717
Small/Mid U.S. Equity	5,903,749	—	—	5,903,749
Employer common stock	2,330,851	—	—	2,330,851
Total investments, at fair value	$31,996,159	$2,332,332	$—	$34,328,491
The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of:

	December 31, 2014
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,517,838	$—	Daily	Daily

	December 31, 2013
Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$2,332,332	$—	Daily	Daily
Collective trust:
Principal Stable Value Fund – the investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal.

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Note 4 - Investments
As of December 31, 2014 and 2013, the Plan’s investments were held by Principal. Investments that represent 5% or more of the Plan’s net assets available for benefits in either year are separately identified as follows:

	As of December 31,
	2014	2013
Collective trust - Principal Stable Value Fund (at contract value)***	$2,491,362	$2,318,215
Mutual funds:
American Funds Growth Fund of America R4 Fund	4,524,698	3,754,209
Vanguard Target Retirement Income Inv Fund	4,174,967	3,927,228
Vanguard Target Retirement 2040 Inv Fund	3,704,900	2,851,933
Vanguard Target Retirement 2030 Inv Fund	3,566,852	2,396,392
Vanguard 500 Index Admiral Fund	3,143,882	—
Vanguard Target Retirement 2020 Inv Fund**	2,427,571	1,404,748
American EuroPacific Growth R4 Fund	2,396,738	2,275,234
Royce Penn Mutual Inv Fund*	1,995,774	2,297,870
Vanguard 500 Index Signal Fund	—	2,287,779

Employer common stock - TrueBlue, Inc. Common Stock Fund*/***	2,060,598	2,330,851
* Amount represents less than 5% of the Plan's net assets available in 2014.
** Amount represents less than 5% of the Plan's net assets available in 2013.
*** Represents party-in-interest
Net appreciation in fair value of the Plan’s investments (including investments bought, sold, and held during the year) were as follows:

	For the year ended December 31,
	2014	2013
Collective trust	$20,517	$20,392
Mutual funds	1,792,974	4,741,277
Employer common stock	(343,436)	1,044,548
Net appreciation	$1,470,055	$5,806,217
Note 5 - Party-In-Interest Transactions
The Plan invests in units of a collective trust fund managed by Principal. Principal is the custodian as defined by the Plan and, therefore, the investment transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made a direct payment to the third party administrator of $296,324 and $219,516 which was not covered by revenue sharing for the years ended December 31, 2014 and 2013, respectively. The Plan sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2014 and 2013, the Plan held 92,611 and 90,413 shares, respectively, of common stock of the Company, a party-in-interest, with a fair value of $2,060,598 and $2,330,851, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded no dividend income from the common stock of the Company.
Note 6 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company contributions.

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Note 7 - Plan Tax Status
The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan is in the process of applying for a new determination letter on the current, restated Plan document.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. There are no uncertain tax positions as of the financial statement date. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
Note 8 - Risks and Uncertainties
The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
Note 9 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$44,277,913	$36,115,016
Adjustment from fair value to contract value	26,476	14,117
Deemed distributions of participant loans	(169,370)	(141,487)
Net assets available for benefits per Form 5500	$44,135,019	$35,987,646
The following is a reconciliation of additions per the financial statements to total income per Form 5500:

2014
Additions per the financial statements	$7,882,151
Current year fair value to contract value adjustment	26,476
Prior year fair value to contract value adjustment	(14,117)
Total income per Form 5500	$7,894,510
The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2014
Benefit payments per the financial statements	$5,124,937
Prior year deemed distributions of participant loans	(141,487)
Current year deemed distributions of participant loans	169,370
Benefit payments per Form 5500	$5,152,820
Note 10 - Transfer of Assets To the Plan
The transfer of assets into the Plan for the year ended December 31, 2014 represents the mergers of the PlaneTechs, LLC 401(k) Plan and the Centerline Drivers, LLC 401(k) Plan, effective January 1, 2014.

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Note 11 - Non-exempt Transactions
The Company failed to remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor. This is deemed a prohibited transaction in accordance with ERISA and the Internal Revenue Code. The Company has corrected the prohibited transaction by depositing the lost earnings, filing the required Form 5330 with the Internal Revenue Service, and paying the appropriate excise tax.

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TrueBlue, Inc. 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
EIN #: 91-1287341
Plan #: 001

	Identity of Issuer	Description of Investment	Cost**	Current Value
		Collective trust:
*	Union Bond and Trust Company	Principal Stable Value Fund		$2,517,838
		Mutual funds:
	The American Funds	American Funds Growth Fund of America R4 Fund		4,524,698
	Vanguard Group	Vanguard Target Retirement Inc Inv Fund		4,174,967
	Vanguard Group	Vanguard Target Retirement 2040 Inv Fund		3,704,900
	Vanguard Group	Vanguard Target Retirement 2030 Inv Fund		3,566,852
	Vanguard Group	Vanguard 500 Index Admiral Fund		3,143,882
	Vanguard Group	Vanguard Target Retirement 2020 Inv Fund		2,427,571
	The American Funds	American Funds EuroPacific Growth R4 Fund		2,396,738
	Vanguard Group	Vanguard Small-Cap Index Admiral Fund		2,018,357
	The Royce Funds	Royce Penn Mutual Inv Fund		1,995,774
	Vanguard Group	Vanguard Windsor II Inv Fund		1,688,805
	PIMCO Funds	PIMCO Total Return Instl Fund		1,577,155
	Vanguard Group	Vanguard Target Retirement 2050 Inv Fund		1,473,705
	Vanguard Group	Vanguard Mid-Cap Index Admiral Fund		1,271,800
	Prudential Investment Mgmt Svc	Prudential Jenn Mid Cap Growth A Fund		1,048,497
	Vanguard Group	Vanguard Sel Val Inv Fund		811,588
	Vanguard Group	Vanguard Target Retirement 2010 Inv Fund		784,706
	The American Funds	American Funds Am Balanced R4 Fund		470,768
	Vanguard Group	Vanguard Int-Tm Bd Idx Adm Fund		228,955
	Vanguard Group	Vanguard Total Intl Stock Index Adm Fund		159,126
	Vanguard Group	Vanguard Target Retirement 2060 Inv Fund		119,944
				37,588,788
		Employer common stock:
*	TrueBlue, Inc. Common Stock Fund	TrueBlue, Inc. Common Stock Fund		2,060,598

*	Participant Loans	Participant Loans - Interest Rates 4.25% - 5.25%		1,242,630
				$43,409,854

*	Represents party-in-interest
**	Cost omitted for participant directed investments

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TrueBlue, Inc. 401(k) Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2014
EIN #: 91-1287341
Plan #: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are Included: x	$—	$—	$—	$4,128

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By:	Benefit Plans Administration Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Andrea Maples
Andrea Maples, Trustee of the Plan
June 23, 2015

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